Exhibit 99.1

LIVEREEL MEDIA CORPORATION
(Formerly Noble House Entertainment Inc.)

Consolidated Financial Statements

For the Three and Nine Months ended March 31, 2008 and 2007
(Unaudited)

(Canadian Dollars)

LiveReel Media Corporation
(Formerly Noble House Entertainment Inc.)

Notice of Disclosure of Non-Auditor Review of Interim Financial Statements for the period ended March 31, 2008

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of LiveReel Media Corporation (formerly Noble House Entertainment Inc.) for the three and nine  months ended March 31, 2008 and 2007 have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the Company’s management.

The Company’s independent auditors, Schwartz, Levitsky, Feldman LLP, have not performed a review of the interim financial statements for March 31, 2008 in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

LiveReel Media Corporation
Consolidated Balance Sheets
(Canadian Dollars)

		March 31,	June 30
	Note	2008	2007
		(Unaudited)	(Audited)
Assets
Current
Bank		$1,381,514	$1,644,350
Accounts receivable and prepayments	3	113,126	435,750
		1,494,640	2,080,100
Investment in film and television programs	5	-	25,000

		$1,494,640	$2,105,100
Liabilities
Current
Accounts payable and accrued liabilities	6	$105,425	$114,435
		105,425	114,435
Shareholders' Equity
Capital stock	7	1,586,599	1,586,599
Contributed surplus	4	293,370	293,370
Warrants	8	6,215,747	6,215,747
Deficit		(6,706,501)	(6,105,051)
		1,389,215	1,990,665
		$1,494,640	$2,105,100
Related Party Transactions (Note 10)
Commitments and contingencies (Note 11)

Approved by the Board  ”Gregg Goldstein”  Director     ”J. Stephen Wilson” Director
                                            (signed)                                      (signed)

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statements of Operations
(Canadian Dollars)

		Three	Nine	Three	Nine
		Months	Months	Months	Months
		Ended	Ended	Ended	Ended
		March 31,	March 31,	March 31,	March 31,
	Note	2008	2008	2007	2007
Revenue
Interest income		$8,156	$36,103	$15,682	$56,434
Distribution income		-	-	-	-
Total Revenue		$8,156	$36,103	$15,682	$56,434
Expenses

Consulting		15,000	45,000	30,000	123,678
Office and general		11,413	41,137	11,926	72,093
Professional fees		1,997	21,652	51,258	92,256
Shareholder information		1,881	8,887	7,491	24,624
Bank charges and interest		159	516	207	1,312
Foreign exchange (gain)/loss		(45,070)	61,391	7,886	(9,820)
Promotion		-	-	-	3,746
Stock based compensation	4	-	-	136,179	204,578
Production advances	3	-	57,060	-	-
Writedown of production advances	3	-	376,910	-	-
Amortization of investment in film	5	-	25,000	-	-
and television programs
		(14,620)	637,553	244,947	512,467
Net income(loss) for the period		$22,776	$(601,450)	$(229,265)	$(456,033)
Net loss per share - basic and diluted	10	$0.00	$(0.04)	$(0.02)	$(0.03)

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statements of Cash Flows
(Canadian Dollars)

	Three Months	Nine Months	Three Months	Nine Months
	Ended	Ended	Ended	Ended
	March 31,	March 31,	March 31,	March 31,
	2008	2008	2007	2007
Cash flows from operating activities
Net loss for the period	$22,776	$(601,450)	$(229,265)	$(456,033)

Items not affecting cash
Stock based compensation	-	-	136,179	204,578
Amortization of investment in film	-	25,000	-	-
and televison programs
Cash effect of changes in:
Accounts receivable and prepayments	(137)	322,624	37,308	(18,205)
Accounts payable and accrued liabilities	(3,597)	(9,010)	13,049	(2,438)
	19,042	(262,836)	(42,729)	(272,098)
Cash flows from investing activities
Investment in treasury bills	-	-	-	279,125
	-	-	-	279,125

Cash flows from financing activities
Common shares issued	-	-	-	-
Net advances from shareholders	-	-	-	-
Note payable	-	-	-	-
Shares cashed-out	-	-	-	-
Warrants exercised	-	-	-	-
	-	-	-	-
Increase in cash	19,042	(262,836)	(42,729)	7,027
Cash, beginning of period	1,362,472	1,644,350	1,911,301	1,861,545
Cash, end of period	$1,381,514	$1,381,514	$1,868,572	$1,868,572

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statement of Shareholders’ Equity (Deficiency)
(Canadian Dollars)

For the Three and Nine Months Ended March 31, 2008

	Number of Shares	Share Capital	Warrants	Contributed surplus	Deficit	Shareholders' Equity (Deficiency)
Balance June 30, 2005	8,134,544	$4,815,672	$-	$20,391	$(4,798,259)	$37,804
Issued under private placements	5,467,200	3,124,622		-	-	3,124,622
Shares issued under private placement subsequently canceled and subscription refunded	(80,000)	(44,112)		-		(44,112)
Finder's fee		(139,436)				(139,436)
Issued under 2006 consultant stock compensation plan	1,000,000	228,000		-	-	228,000
Valuation of warrants previously issued upon changes in their terms during year	-	(2,094,580)	2,094,580		-	-
Valuation of warrants issued under private placements	-	(3,634,772)	3,634,772		-	-
Net (loss) for the period	-	-		-	(682,097)	(682,097)
Balance June 30, 2006	14,521,744	$2,255,394	$5,729,352	$20,391	$(5,480,356)	$2,524,781
Cancellation of shares	(800,000)	$(182,400)		$182,400		-
Write off of unamortized deferred stock based compensation	-	-	-	(45,600)		(45,600)
Valuation of warrants previously issued upon changes in their terms during year	-	(486,395)	486,395	-		-
Compensation expense for stock options issued	-	-		136,179	-	136,179
Net (loss) for the period	-	-	-	-	(624,695)	(624,695)
Balance June 30, 2007	13,721,744	$1,586,599	$6,215,747	$293,370	$(6,105,051)	$1,990,665
Net (loss) for the period	-	-	-	-	(511,221)	(511,221)
Balance October 31, 2007	13,721,744	$1,586,599	$6,215,747	$293,370	$(6,616,272)	$1,479,444
Net (loss) for the period	-	-	-	-	(113,005)	(113,005)
Balance December 31, 2007	13,721,744	$1,586,599	$6,215,747	$293,370	$(6,729,277)	$1,366,439
Net income for the period	-	-	-	-	22,776	22,776
Balance March 31, 2008	13,721,744	$1,586,599	$6,215,747	$293,370	$(6,706,501)	$1,389,215

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2008 and 2007

1.    NATURE OF OPERATIONS

LiveReel Media Corporation (the “Company") is an entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

The Company was incorporated in Ontario on March 18, 1997 as a result of an amalgamation.

The Company changed its name from Noble House Entertainment Inc. to LiveReel Media Corporation effective October 12, 2006.  On October 20, 2006, the Company received regulatory approval for continuance under the jurisdiction of the Canada Business Corporations Act.

2.    SIGNIFICANT ACCOUNTING POLICIES

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2007.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at March 31, 2008 and the results of operations and equity and cash flows for the three and nine month periods ended March 31, 2008.  The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year taken as a whole.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements.

3.    ACCOUNTS RECEIVABLE AND PREPAYMENTS

		March 31,	June 30
		2008	2007
		(Unaudited)	(Audited)
Due from Production companies	(a)	$100,000	$419,850
Taxes recoverable		11,199	11,309
Deposits and prepayments	(b)	1,927	4,591
		$113,126	$435,750

(a)
Represents funds advanced to multiple production companies, owned by a former officer and director of the Company and a former executive of the Company’s subsidiary. The Company and its wholly owned subsidiary have entered into various agreements to provide financing, license scripts and screen plays and handle global distribution for these entities.  These funds are provided to the production companies and are repayable at various interest rates and are generally due on demand.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2008 and 2007

In October and November 2007, the various production companies to whom advances had been made and their distribution partners received advances and or sold the rights to various territories that were lower than previous estimates.  As a result, management revised its estimated future repayments from these production companies downward and wrote down the advances to the production companies to a net recoverable level of $100,000 and recorded a charge of $326,910 in the three months ended September 30, 2007.

In the three months ended December 31, 2007, the Company made additional advances totalling $57,060 and expensed these amounts in the period.

Subsequent to the end of the quarter, the Company received payment of $31,332 from distributing one of the films which was applied to reduce this receivable.

(b)
The Company paid an advance of US $ 7,500 in October 2005 to a law firm to defend itself against a legal action initiated by an individual in Florida. The law firm filed a motion to dismiss the case against the company in October 2005. This case was dismissed in April, 2007.  The balance of the advance after accounting for the legal costs charged up to March 31, 2008 which was previously held against future legal costs, if any, in the matter is included in deposits and prepayments.

4.    DEFERRED STOCK BASED COMPENSATION

Deferred stock based compensation relates to the fair value of 1,000,000 shares issued under the Company’s 2006 Consultant Stock Compensation Plan for services that were to be performed by three consultants through December 31, 2006.  On March 6, 2006, the board of directors of the Company authorized the issuance, including 100,000 shares issued to the former director and Chief Financial Officer for his services under a consulting contract.  At the time of the issuance, the shares were valued at fair market value of $228,000, and this amount was to be amortized on a straight line basis over the 12 months ended December 31, 2006.  This resulted in a charge of $114,001 being amortized in the year ended June 30, 2006.  The balance of $113,999 was fully amortized in the year ended June 30, 2007 and was included in consulting expense during that year.  Stock based compensation included in consulting expense is $nil in the three and nine months ended March 31, 2008 ($57,000 in the three and nine months ended March 31, 2007).

On December 15, 2006, the Company cancelled 800,000 shares issued to a consultant due to a lack of performance of duties.  The Company recorded a reduction in share capital related to the cancellation of shares of $182,400, and an increase in contributed surplus of previously amortized charges of $136,800.

Stock based compensation included in consulting expense is $nil in the three and nine months ended March 31, 2008 and $11,399 and $68,399 in the three and nine months ended March 31, 2007 respectively.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2008 and 2007

5.    INVESTMENT IN FILM AND TELEVISION PROGRAMS

	Scripts & Synopsis	Distribution contracts	Total	Scripts & Synopsis	Distribution contracts	Total
	As at March 31,			As at June 30,
	2008			2007
		(Unaudited)			(Audited)
Balance at beginning	$25,000	$-	$25,000	$25,000	$-	$25,000
Acquisitions during period	-	-	-	-	-	-
Amortization	(25,000)	-	(25,000)	-	-	-
Balance at end of period	$-	$-	$-	$25,000	$-	$25,000

As at June 30, 2006, management concluded that its short term business plan would not include development of any of the scripts except one, King of Sorrow, which was licensed and has now developed into a commercial feature film. Management therefore decided to fully write off the carrying value of all scripts except for King of Sorrow. Management carried out evaluation of its estimated costs and revenue details of King of Sorrow as at June 30, 2007 and concluded that no further amortization was required to the carrying value of this script at that time.

In October and November 2007, the various production companies to whom advances had been made and their distribution partners received advances and or sold the rights to various territories that were lower than previous estimates.  As a result, management revised its estimated future repayments from these production companies downward and wrote down the value of the King of Sorrow script to nil in the three months ended September 30, 2007.

6.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		As at	As at
		March 31,	June 30,
		2008	2007
		(Unaudited)	(Audited)
Accounts payable	(a)	$72,884	$59,395
Accrual	(b)	-	22,500
Production advances	(c)	32,540	32,540
		$105,424	$114,435
         ____________________

(a)	As at March 31, 2008, accounts payable were regular trade payables incurred in the normal course of business, primarily for legal and audit fees rendered during the prior fiscal year.

(b)	Accruals at June 30, 2007 were for estimated audit fees.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2008 and 2007

(c)
Production advances were received from two production companies towards script and screen play development. A former director and officer of the Company and a former executive of its subsidiary are among the owners of one of the production companies, which advanced $26,540 (June 30, 2007 - $26,540).

7.      CAPITAL STOCK

a)	Authorized: Unlimited number of common shares

(b)	Issued:

		March 31, 2008		June 30, 2007
		(Unaudited)		(Audited)
		Common		Common
		Shares	Amount	Shares	Amount

Beginning of year		13,721,744	$1,586,599	14,521,744	$2,255,394
Cancelled under 2006 Consultant stock compensation plan	(i)	-	-	(800,000)	(182,400)
Warrants (note 9)			-		(486,395)

		13,721,744	$1,586,599	13,721,744	$1,586,599

(i)	On February 20, 2006, the Company filed for registration with the United States Securities and Exchange Commission, two Plans - (a) 2006 stock option plan for 1 million options and (b) 2006 Consultant stock compensation plan for 1 million common shares.

On March 6, 2006, the board of directors of the Company allotted 1 million shares under the 2006 Consultant stock compensation plan to three consultants for services during the year ending December 31, 2006. The shares were valued at fair market value on the date of allotment which was US$0.20 per share. See Note 4 for further details.  On December 15, 2006, 800,000 shares were cancelled due to non-performance of duties by one of the consultants granted shares.

(c)
Stock Options:

On February 9, 2007, 1,000,000 options were granted to management by the board of directors.  The options granted were issued at a strike price of US$0.15 per share, expiring on February 9, 2012 and were fully vested.  On the same date, the board of directors increased the number of options available to be granted under the plan to 3,000,000.  The board of directors of the Company has full discretion to decide the option price and vesting periods.  The options are convertible into an equal number of common shares of the Company.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2008 and 2007

7.      CAPITAL STOCK – continued

As a result of the granting of the options described above, the fair value of these options has been estimated, on February 9, 2007, the date of the grant, using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	4.5%
Expected dividend	nil
Expected volatility	146%
Expected life	1826 days
Market price	US$0.15

The amount of $136,179 has been accounted for as a stock compensation expense in the three months ended March 31, 2007.  None of the options were exercised or expired as at March 31, 2008.

8.    WARRANTS

		As at March 31,		As at June 30,
		2008		2007
		(Unaudited)
		# of warrants	Fair value	# of warrants	Fair value
Issued and outstanding at beginning of year		6,193,600	$6,215,747	6,193,600	5,729,352
Issued previously being revalued	(a)	-	-	-	486,395
Issued and outstanding at end of year	(d)	6,193,600	$6,215,747	6,193,600	$6,215,747

a)
On February 27, 2007, the conversion price of all previously issued warrants was reduced to US$0.10 per warrant and the expiry date was extended to November 30, 2009 by the board of directors of the Company. The fair value of these warrants on February 27, 2007, the date of these changes, has been estimated using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	4.5%
Expected dividend	nil
Expected volatility	145%
Expected life	1007 days
Market price	US$0.10

The amount of $486,395 was accounted for as a reduction of the value of the shares issued in the prior fiscal year.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2008 and 2007

8.    WARRANTS, continued

b)	The shares issuable upon exercise of the warrants issued are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

Option price models used for calculating fair value of warrants require input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the models do not necessarily provide a reliable measure of the fair value of the Company’s warrants.

9.    INCOME (LOSS) PER SHARE

Income (loss) per share is calculated on the weighted average number of common shares outstanding during the three month and nine month period ended March 31, 2008, which were 13,721,744 shares.   (Three and nine months ended March 31, 2007 – 13,721,744 and 14,210,633 respectively).

The Company had approximately 6.2 million share purchase warrants issued and outstanding as at March 31, 2008. Inclusion of these warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and is therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

10.    RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three and nine months ended March 31, 2008 and balances as at that date, not disclosed elsewhere in the financial statements are:

a)
 Consulting fees in the three month period ended March 31, 2008 include $15,000 paid to the Chief Financial Officer for services rendered during the period (three month period ended March 31, 2007 - $30,000 to the Chief Financial Officer).  Consulting fees in the nine month period ended March 31, 2008 include $45,100 paid to the Chief Financial Officer for services rendered during the period (nine month period ended March 31, 2007 - $50,000 to the Chief Financial Officer and $40,000 to a former director and officer).

b)
Rent of $nil was charged in the three and nine month periods ended March 31, 2008 and $nil  in the three month period ended March 31, 2007 and $3,900 for the nine month period ended March 31, 2007 for premises owned by a former director and officer of the Company.

11.    COMMITMENTS AND CONTINGENT LIABILITIES

a)
The Company's wholly owned subsidiary, LRPC has entered into various film distribution, joint venture and co-producing arrangements under which the Company will co-produce two films, in addition to its current wholly-owned slate of projects. Under these arrangements, co-producers, who will own 50% of the net revenue will contribute half of the development fees to LRPC toward the development of the projects.  LRPC will utilize these fees, in conjunction with its own, in order to develop the projects and bring them to maturity. The extent of financial commitments required under these arrangements cannot be reasonably determined at this time.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2008 and 2007

11.    COMMITMENTS and CONTINGENT LIABILITIES, continued

b)
On March 6, 2006, the board of directors of the Company agreed to give an option to a corporate shareholder to subscribe, at its sole discretion, up to US$1.25 million in a private placement involving issuance of Units to be priced at US$0.50 per Unit. Each such Unit will comprise one common share of the company and one half warrant. One whole warrant is convertible into one common share at a conversion price of US$0.65 per warrant within two years of its issuance. The proceeds of this private placement will have to be spent on film projects at the discretion of the shareholder.

12.    SEGMENTED INFORMATION

The Company has three identifiable segments, namely licensing, production and distribution.

The accounting policies of the segments are same as those described in the June 30, 2006 audited financial statements.  The Company evaluates each segment’s performance based on its contribution to consolidated net earnings. There are no inter-segment charges or transactions. The table below presents summarised financial information for the three months ended March 31, 2008 and 2007.

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
March 31, 2008 and 2007

Business Segments

March 31,	2008 (Unaudited)				2007 (Unaudited)
	Licensing	Production	Distribution	Total	Licensing	Production	Distribution	Total
Total revenue	$-	$-	$-	$-	$-	$-	$-	$-
Earnings (losses) from operations	-	-	-	-	-	-	-	-
Total assets	-	-	100,000	100,000	25,000	-	353,280	378,280
Total liabilities	-	32,540	-	32,540	-	32,540	-	32,540
Reconciliation to Financial Statements
Revenue
Total revenue from Reportable segments				$-				$-
Other				8,156				15,682
				$8,156				$15,682
Net Income (Loss)
Total losses from Reportable segments				$-				$-
Other				22,776				(229,365)
				$22,776				$(229,365)
Assets
Total assets used for Reportable segments				$100,000				$378,280
Other				1,394,639				1,895,428
				$1,494,639				$2,273,708
Liabilities
Total liabilities of the Reportable segments				$32,540				$32,540
Other				72,884				81,841
				$105,424				$114,381

LiveReel Media Corporation
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2008 and 2007

13.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). There were no material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States (“US GAAP”) and in SEC Regulation S-X.

A separate statement of comprehensive loss has not been presented as there are no differences between net loss and comprehensive loss.

New accounting pronouncements

There were no new accounting developments in U.S. standards that would affect the results of operations or financial position of the Company other than those detailed in the audited financial statements for the year ended June 30, 2007.

14.    PRESENTATION

Certain prior year’s amounts have been reclassified to conform to current presentation.